Exhibit 99.1

Ayr Wellness Closes Acquisition of Tahoe Hydroponics

MIAMI, April 10, 2023 - AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), today announced that it has closed the acquisition of Tahoe Hydroponics Company, LLC (“Tahoe Hydro”), an award-winning cultivator and one of Nevada’s top producers of high-quality cannabis flower.

On July 19, 2021, Ayr announced a definitive purchase agreement to acquire Tahoe Hydro, and on February 7, 2022, Ayr and Tahoe Hydro entered into an Interim Management Services Agreement (“MSA”). With this closing, Ayr has assumed 100% of the membership interests of Tahoe Hydro. At close the Company paid $1.5 million in cash consideration and issued 232,795 exchangeable shares, each exchangeable for one listed share. The closing of NV Green, Inc., which produces concentrates and is the other part of the acquisition, has not yet closed. Upon the expected closing of NV Green, AYR anticipates issuing an additional 58,196 exchangeable shares and no further cash consideration.

“I am thrilled that we have finalized our acquisition of Tahoe Hydro,” said David Goubert, President & CEO of Ayr. “Although the teams and operations have been integrated since February 2022, we are pleased to make the combination official. Finalizing this transaction underscores our commitment to building depth in our core markets such as Nevada, where we have leading market share along with a differentiated footprint.”

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, AYR’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; state laws may restrict or prevent inter-state commerce in cannabis products; acquisitions may not be able to be completed on satisfactory terms or at all; and AYR may not be able to raise needed additional debt or equity capital. Among other things, AYR has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While AYR believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About AYR Wellness Inc.

AYR is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

AYR’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

T: (786) 885-0397

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (786) 885-0397

Email: IR@ayrwellness.com